EXHIBIT 11 - STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

Florida Community Banks, Inc.
Computation of Net Income Per Common Share

The following tabulation presents the calculation of basic and diluted earnings per common share for the years ended December 31, 2006, 2005 and 2004.

	2006	2005	2004
Basic Earnings Per Share:
Net income	$23,146,069	$18,218,031	$12,241,932

Earnings on common shares	$23,146,069	$18,218,031	$12,241,932

Weighted average common shares outstanding - basic	6,575,356	6,571,446	6,503,465

Weighted average common shares outstanding - diluted	6,655,945	6,635,012	6,573,772

Basic earnings per common share	$3.52	$2.77	$1.88

Diluted earnings per common share	$3.48	$2.75	$1.86